Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus

Supplement dated August 17, 2016

Registration No. 333-206966

August 17, 2016

Term Sheet

$60,000,000

5.0% Fixed-to-Floating Rate Subordinated Notes due 2026

Issuer:	Renasant Corporation, a Mississippi corporation (the “Company”)

Securities Offered:	5.0% Fixed-to-Floating Rate Subordinated Notes due 2026 (the “Notes”)

Aggregate Principal Amount:	$60,000,000

Rating:

Kroll Bond Rating Agency: BBB

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	August 17, 2016

Settlement Date:	August 22, 2016

Final Maturity (if not previously redeemed):	September 1, 2026

Interest Rate:

From and including the original issue date to, but excluding September 1, 2021, a fixed per annum rate of 5.0%, payable semi-annually in arrears.

From and including September 1, 2021, through the maturity date or the date of earlier redemption, a floating per annum rate equal to three-month LIBOR (provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero) plus 3.840%, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on March 1 and September 1 of each year through, but not including, September 1, 2021, and thereafter on March 1, June 1, September 1 and December 1 of each year to September 1, 2026, but excluding the maturity date or earlier redemption. The first interest payment will be made on March 1, 2017.

Day Count Convention:	30/360 to but excluding September 1, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of September 1, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to September 1, 2021, except that the Company may redeem the Notes at any time, at its option, in whole or in part, subject to obtaining any required regulatory approvals, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes—Redemption” in the preliminary prospectus supplement dated August 17, 2016.

Denomination:	$1,000 denominations and integral multiples of $1,000

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes, and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.50%

Proceeds to the Company (before expenses):	$59,100,000

Use of Proceeds:	The Company intends to use the net proceeds of the offering for general corporate purposes, which may include providing capital to support the Company’s growth organically or through strategic acquisitions, repaying indebtedness and financing investments and capital expenditures, and for investments in the bank subsidiary as regulatory capital.

CUSIP / ISIN:	75970E AA5 / US75970EAA55

Lead Book Running Manager:	Sandler O’Neill + Partners, L.P.

Passive Book Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

Co-Manager:	Raymond James & Associates, Inc.

Concurrent Offering:	On August 17, 2016, the Company priced its offering of an aggregate of $40,000,000 of 5.5% Fixed-to-Floating Rate Subordinated Notes due 2031.

The Company has filed a shelf registration statement (File No. 333-206966) (including a base prospectus) and a related preliminary prospectus supplement dated August 17, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and any other documents that the Company has filed with the

SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at (866) 805-4128 or Keefe, Bruyette & Woods, A Stifel Company, toll free at (800) 966-1559.